March 10, 2011	ATTORNEYS AT LAW 321 NORTH CLARK STREET, SUITE 2800 CHICAGO, IL 60654-5313 312.832.4500 TEL 312.832.4700 FAX foley.com

WRITER’S DIRECT LINE 312.832.4356 lconmy@foley.com EMAIL CLIENT/MATTER NUMBER 058081-0105

BY EDGAR

Mr. Tom Kluck

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549

Re:	CurrencyShares Euro Trust

Registration Statement on Form S-3 (File No. 333-171714)

Dear Mr. Kluck:

On behalf of CurrencyShares® Euro Trust (the “Trust”), enclosed for your review is Amendment No. 1 to the Trust’s Registration Statement on Form S-3 (Registration No. 333-171714) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on January 14, 2011. An electronic version of Amendment No. 1 concurrently has been filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 1 has been marked to reflect changes made to the Registration Statement.

Set forth below are the responses to the comments in the Staff’s letter to the Trust, dated February 10, 2011, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type below.

General

Comment No. 1

On the cover, we note that you have checked the box for “large accelerated filer.” We also note that your market value at the end of your last second quarter was $588 million and that you filed your 10-K within 75 days of your last completed fiscal year. Please tell us whether you marked this box in error or, alternatively, confirm your belief that you fall under large accelerated filer status.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Tom Kluck

March 10, 2011

Response:

The box for “large accelerated filer” was marked in error. The Trust has revised the cover page on Amendment No. 1 to mark “accelerated filer.”

Incorporation of Certain Information by Reference, page 40

Comment No. 2

We note that on page 40 of your registration statement, you did not properly incorporate future filings prior to the effective date of your registration statement. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05. Therefore, please amend your registration statement, as necessary, to specifically incorporate by reference any quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness.

Response:

The Trust added the following disclosure under “Incorporation of Certain Information by Reference” to incorporate by reference any document filed on behalf of the Trust with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of filing of the Registration Statement and prior to the effectiveness of the Registration Statement as then amended:

•

“All documents filed on behalf of the Trust with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act prior to the termination or completion of this offering of the Shares, including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, but excluding any information furnished to, rather than filed with, the SEC, as of the date of the filing of each such report.”

**********

The Trust intends to request acceleration of the effective date of the Registration Statement by furnishing a letter to the SEC (the “Acceleration Request’). The Trust will ensure that the SEC has adequate time to review Amendment No. 1 prior to the requested effective date of the Registration Statement. In addition, the Acceleration Request will contain the acknowledgments by the Trust referenced in the Staff’s letter to the Trust, dated February 10, 2011.

Mr. Tom Kluck

March 10, 2011

If you have any questions regarding any of the responses in this letter, please call me at (312) 832-4356.

Respectfully submitted,

/s/ Lisa M. Conmy

Lisa M. Conmy

Enclosures

cc:	Angela McHale

Nick Bonos

Kevin Farragher

Patrick Daugherty (Foley & Lardner LLP)